UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 0-51016

Exeter Resource Corporation

(Translation of registrant's name into English)

Suite 1260, 999 West Hastings Street, Vancouver, B.C. Canada V6C 2W2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

For Immediate Release: NR 07-24

NEW VEIN RETURNS BONANZA-GRADE GOLD/SILVER AT EXETER’S CERRO MORO PROJECT

Vancouver, BC, October 2, 2007 – Exeter Resource Corporation (AMEX:XRA, TSX-V:XRC, Frankfurt: EXB – “Exeter” or the “Company”) reports very high-grade gold and silver mineralization on the Loma Escondida vein, located 500 metres north of the Escondida vein at Cerro Moro in Santa Cruz Province, Argentina.

Significant new results from drilling at Loma Escondida include the following:

•

1.31 metres (“m”) (4.3 feet) from a down hole depth of 27.4 m (89.9 feet) at a gold equivalent grade* of 147.1 grams per tonne (“g/t”) (4.27 oz/ton) (comprising 77.9 g/t gold (2.26 oz/ton) and 4,153 g/t silver (120.44 oz/ton)), including from a down hole depth of 27.4 m (89.9 feet) 0.37 m (1.2 feet) at 261.0 g/t gold (7.57 oz/ton) and 13,183 g/t silver (382.31 oz/ton), a gold equivalent grade* of 480.7 g/t (13.94 oz/ton) in hole MD130,

•

2.00 m (6.6 feet) from a down hole depth of 21.0 m (68.9 feet) at a gold equivalent grade* of 9.4 g/t (0.27 oz/ton) (comprising 4.3 g/t gold (0.12 oz/ton) and 305 g/t silver (8.85 oz/ton)), including from a down hole depth of 21.0 m (68.9 feet) 0.76 m (2.5 feet) at 8.4 g/t gold (0.24 oz/ton) and 546 g/t silver (15.83 oz/ton), a gold equivalent grade* of 17.4 g/t (0.50 oz/ton) in hole MD131, and

•

1.00 m (3.3 feet) from a down hole depth of 58.0 m (190.3 feet) at a gold equivalent grade* of 3.5 g/t (0.10 oz/ton) (comprising 1.7 g/t gold (0.05 oz/ton) and 107 g/t silver (3.10 oz/ton)) in hole MD133.

* Note: Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

Exeter’s Chairman, Yale Simpson, commented: “It is encouraging that we continue to drill high-grade gold and silver veins away from the Escondida vein. To date, only 9 shallow drill holes have tested the Loma Escondida vein compared to over 40 holes drilled on the Escondida structure, leaving significant potential for the discovery to be extended.

“We are finding that the “signature” for high-grade epithermal gold/silver continues to be accessory lead, zinc and copper mineralization. Geophysical surveys, conducted by Exeter or its consultants, are also proving to be important exploration tools, as both the Escondida and Loma Escondida zones are responsive. Importantly, the data show numerous untested structures within the prospective southern portion of the extensive Cerro Moro epithermal vein system, which have now been prioritized for exploration and drilling.”

Detailed Drilling Results

To enlarge the above map, please click on it

Diamond drill hole MD130 is located approximately 160 metres west of previously-reported drill hole MD092 (1.40 m at a grade of 51.2 g/t gold and 1,679 g/t silver), which, encouragingly, returned a similar intersection. Diamond drill hole MD131 was drilled 60 metres to the west of MD130, demonstrating the continuity of the structure; while hole MD132, drilled 50 metres to the west of MD131 under Tertiary marine sediment cover, successfully intersected the structure but without significant gold or silver results. MD133, drilled as a 35 metre step-back hole from MD092, intersected the main structure but at a significantly lower grade.

The Loma Escondida structure appears to be mineralogically similar to the Escondida vein system. Deeper and infill drilling is scheduled with a view to extending the zone and understanding the specific controls over the high-grade mineralization.

Cerro Vanguardia S.A.’s (“CVSA”) Back-in Right

Exeter has now completed 142 holes for 10,000 metres of drilling on the Cerro Moro project, thereby triggering CVSA’s (an AngloGold Ashanti subsidiary) back-in right. The Company has provided CVSA with a report covering all of its work on the project. CVSA now has 45 days to decide (i) to exercise its right to acquire a 60% interest in this project by paying Exeter a multiple of its expenditures to date (over and above the historical expenditure by CVSA) and covering all future project costs to the completion of a bankable feasibility study, or (ii) to convert its interest in the project to a 2% net smelter return royalty.

In the interim, Exeter will continue drilling at Cerro Moro. The results of the drilling up to drill hole MD142 will be released as the significant intersections are calculated and the results interpreted.

Quality Control and Assurance

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Gold assay results presented above are preliminary and have been calculated using a 1.0 g/t gold equivalent cut-off grade*, with no cutting of high grades. Reverse circulation drill samples are collected using a cyclone in one metre intervals; most samples are then composited into three metre samples. All diamond drill core samples are spilt on regular metre intervals or on geological contacts and represent sawn half HQ-size core. Samples were prepared at the ALS Chemex preparation facility in Mendoza and assayed by fire assay (50 gram charge) at the ALS Chemex laboratory in Chile, both ISO-9001:2000 certified laboratories.

Check assaying of all samples assaying greater than 1.0 g/t gold will be completed by ALS Chemex. Samples returning greater than 10 g/t gold and/or greater than 100 g/t silver are assayed using gravimetric analyses. Standard and blank samples are used throughout the sample sequence as checks for the diamond drilling reported in this release. Standard, blank and duplicate samples are used throughout the sample sequence as checks for the reverse circulation drilling.

Assaying by the screen fire assay method has been implemented in conjunction with standard 50 gram fire assaying, for diamond drill cores that contain visible gold. The procedure for screen fire assaying involves crushing and sieving of a nominal 1,000 gram sample to a particle size of 100 microns. All material which does not pass through the 100 micron sieve is then assayed. Two fire assays are undertaken on the undersize material as a check on homogeneity. The total gold content is then calculated.

Matthew Williams, Exeter’s Exploration Manager and a “qualified person” within the definition of that term in National Instrument 43-101, Standards of Disclosure for Mineral Projects, has supervised the preparation of the technical information contained in this news release.

About Exeter

Exeter Resource Corporation is a Canadian mineral exploration company focused on the discovery and development of gold and silver properties in South America.

Cerro Moro is one of 12 epithermal gold and silver properties held under a strategic agreement with CVSA. Drilling is scheduled to continue without interruption at Cerro Moro, with a view to establishing a high grade gold-silver resource amenable to open pit mining.

In Chile, the Company recently reported a drill hole which intersected 304 metres at a grade of 0.9 g/t gold on the Caspiche Gold Porphyry Project, located between Kinross’ Refugio mine and the giant Cerro Casale gold project. In southern Chile, Exeter is prospecting 48 gold, silver and base metal targets under a strategic agreement with Rio Tinto Mining and Exploration Limited.

As a result of recent political developments in Mendoza Province, Argentina, the further development of the advanced Don Sixto Gold Project has been put on hold. The Company recently filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which effectively bans mining in the province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative change.

You are invited to visit the Exeter web site at www.exeterresource.com

EXETER RESOURCE CORPORATION

Bryce Roxburgh

President and CEO

For further information, please contact: B. Roxburgh, President or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1260, 999 West Hastings St. Vancouver, BC Canada V6C2W2 exeter@exeterresource.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION

(Registrant)

Date October 3, 2007

By:	/s/ Susan E. McLeod

Susan E. McLeod

Secretary